UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Phathom Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71722W107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Medicxi Growth I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,426,630
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,426,630
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,630
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8% (1)
12.	TYPE OF REPORTING PERSON PN

(1)

Based on 41,620,855 shares of common stock (“Common Stock”) outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

1.	NAMES OF REPORTING PERSONS Medicxi Growth Co-Invest I LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 57,644
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 57,644
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,644
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1% (1)
12.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS Medicxi Growth I GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,484,274
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,484,274
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,274
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1)
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Medicxi Ventures Management (Jersey) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,484,274
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,484,274
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,484,274
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.0% (1)
12.	TYPE OF REPORTING PERSON OO

Item 1.	Issuer

(a)	Name of Issuer:

Phathom Pharmaceuticals, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

100 Campus Drive, Suite 102

Florham Park, New Jersey 07932

Item 2.	Filing Person

(a) –	(c) Name of Persons Filing; Address; Citizenship:

(i)	Medicxi Growth I LP (“Growth I”);
(ii)	Medicxi Growth Co-Invest I LP (“Growth Co-Invest I”);
(iii)	Medicxi Growth I GP Limited (“Growth I GP”), which is the sole general partner of Growth I and Growth Co-Invest I;
(iv)	Medicxi Ventures Management (Jersey) Limited (“Manager”), which is appointed by Growth I GP as the manager of Growth I and Growth Co-Invest I.

The address of the principal business office of each of the Reporting Persons is c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

Each of Growth I and Growth Co-Invest I is a Jersey limited partnership. Each of Growth I GP and Manager is a Jersey limited liability company.

(d)	Title of Class of Securities:

Common stock, par value $0.0001 per share

(e)	CUSIP Number:

71722W107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	Growth I directly owns 2,426,630 shares of Common Stock (the “Growth I Shares”), which represents approximately 5.8% of the outstanding shares of Common Stock.

(ii)	Growth Co-Invest I directly owns 57,644 shares of Common Stock (the “Growth Co-Invest I Shares”), which represents approximately 0.1% of the outstanding shares of Common Stock.

(iii)

Growth I GP is the general partner of Growth I and Growth Co-Invest I and may be deemed to beneficially own the Growth I Shares and the Growth Co-Invest I Shares (the “Shares”), which in the aggregate is 2,484,274 shares of Common Stock and represents approximately 6.0% of the outstanding shares of Common Stock.

(iv)	Manager has been appointed by Growth I GP as manager of Growth I and Growth Co-Invest I and may be deemed to beneficially own the Shares.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Growth I	2,426,630	0	2,426,630	0
Growth Co-Invest I	57,644	0	57,644	0
Growth I GP	2,484,274	0	2,484,274	0
Manager	2,484,274	0	2,484,274	0

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Based on 41,620,855 shares of common stock (“Common Stock”) outstanding as of November 7, 2022, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2022, filed with the Securities and Exchange Commission on November 9, 2022.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2023

Medicxi Growth I LP

By:	/s/ Nigel Crocker
Name:	Nigel Crocker
Title:	Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth I LP

Medicxi Growth Co-Invest I LP

By:	/s/ Nigel Crocker
Name:	Nigel Crocker
Title:	Director
For and on behalf of
Medicxi Ventures Management (Jersey) Limited as manager of Medicxi Growth Co-Invest I LP

Medicxi Growth I GP Limited

By:	/s/ Nigel Crocker
Name:	Nigel Crocker
Title:	Director

Medicxi Ventures Management (Jersey) Limited

By:	/s/ Nigel Crocker
Name:	Nigel Crocker
Title:	Director